Exhibit 99.1

Brussels, April 22, 2008

Dear Madam, Dear Sir,

The number of shares of Delhaize Group SA (the “Company”) deposited for the purposes of the extraordinary general meeting of April 25, 2008 will not be sufficient to meet the quorum requirement to consider and vote upon the matters proposed for a vote at that meeting. Consequently, such matters are being re-proposed, together with matters proposed for the ordinary general meeting, at a combined ordinary and extraordinary general meeting.

The Board of Directors cordially invites you to attend the combined ordinary and extraordinary general meeting of shareholders of the Company that will be held on May 22, 2008, at 3.00 p.m. C.E.T. at the Corporate Support Office of the Company, square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium (an access map can be found on the website of the Company at www.delhaizegroup.com). The agenda of the meeting is set forth below.

We request that all persons attending the meeting arrive by 2.15 p.m. (C.E.T.) in order to timely complete the registration formalities.

Agenda of the ordinary general meeting (Items 1 to 11) and extraordinary general meeting (Items 12 to 16)

1.	Presentation of management report of the Board of Directors on the financial year ended December 31, 2007.

2.	Presentation of report of the statutory auditor on the financial year ended December 31, 2007.

3.	Communication of the consolidated annual accounts as of December 31, 2007.

4.	Non-consolidated annual accounts as of December 31, 2007.

Proposed resolution: Approve the non-consolidated annual accounts as of December 31, 2007, including the allocation of profits, and approve the distribution of a gross dividend of EUR 1.44 per share.

5.	Discharge of liability of the directors.

Proposed resolution: Approve the discharge of liability of persons who served as directors of the Company during the financial year ended December 31, 2007.

6.	Discharge of liability of the statutory auditor.

Proposed resolution: Approve the discharge of liability of the statutory auditor of the Company for the financial year ended December 31, 2007.

./..

Delhaize Group SA/NV – Corporate Support Office – 40, Square Marie Curie – 1070 Brussels – Belgium

Tel: +32 (02) 412 22 11 – Fax: +32 (0)2 412 22 22 – http://www.delhaizegroup.com

Delhaize Group SA/NV – Registered Office – 53, rue Osseghemstraat – 1080 Brussels – Belgium

RPR/RPM 0402.206.045 (Brussels)

Bank Account Fortis : 210-0000021-73, IBAN BE 27 2100 0000 2173, BIC (SWIFT) GEBABEBB

7.	Renewal and appointment of directors.

7.1	Proposed resolution: Renew the mandate of Count Arnoud de Pret Roose de Calesberg as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2010.

7.2	Proposed resolution: Renew the mandate of Mr. Jacques de Vaucleroy as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2010.

7.3	Proposed resolution: Renew the mandate of Mr. Hugh Farrington as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2010.

7.4	Proposed resolution: Renew the mandate of Baron Luc Vansteenkiste as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2010.

7.5	Proposed resolution: Appoint Mr. François Cornélis as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2010.

8.	Independence of directors under the Belgian Company Code.

8.1	Proposed resolution: Upon proposal of the Board of Directors, acknowledge that Count Arnoud de Pret Roose de Calesberg, whose mandate is proposed to be renewed until the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2010, satisfies the requirements of independence set forth by the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director pursuant to the criteria of the Belgian Company Code.

8.2	Proposed resolution: Upon proposal of the Board of Directors, acknowledge that Mr. Jacques de Vaucleroy, whose mandate is proposed to be renewed until the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2010, satisfies the requirements of independence set forth by the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director pursuant to the criteria of the Belgian Company Code.

8.3	Proposed resolution: Upon proposal of the Board of Directors, acknowledge that Mr. Hugh Farrington, whose mandate is proposed to be renewed until the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2010, satisfies the requirements of independence set forth by the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director pursuant to the criteria of the Belgian Company Code.

8.4	Proposed resolution: Upon proposal of the Board of Directors, acknowledge that Baron Luc Vansteenkiste, whose mandate is proposed to be renewed until the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2010, satisfies the requirements of independence set forth by the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director pursuant to the criteria of the Belgian Company Code.

8.5	Proposed resolution: Upon proposal of the Board of Directors, acknowledge that Mr. François Cornélis, whose appointment as director is proposed until the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2010, satisfies the requirements of independence set forth by the Belgian Company Code for the assessment of independence of directors, and appoint him as independent director pursuant to the criteria of the Belgian Company Code.

9.	Renewal of the statutory auditor’s mandate for a period of three years.

Proposed resolution: Renew the mandate of Deloitte Bedrijfsrevisoren / Reviseurs d’Entreprises S.C. s.f.d. S.C.R.L., avenue Louise 240, 1050 Brussels, Belgium as statutory auditor, represented by Mr. Philip Maeyaert, auditor or, in the event of inability of the latter, by any other partner of the statutory auditor agreed upon by Delhaize Group SA, for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2010, and approve the yearly audit fees of the statutory auditor amounting to EUR 690,880.

10.	Change of control clause in a credit facility.

Proposed resolution: Approve, pursuant to article 556 of the Belgian Company Code, the “Change in Control” clause set out in the $500,000,000 5-year revolving credit facility dated 21 May 2007 entered into by, among others, Delhaize Group SA, Delhaize America, Inc., JP Morgan Chase Bank, N.A., and the Lenders under such credit facility, as such clause is used in, and for the purpose of, the "Event of Default" described in such credit facility.

11.	Early redemption of bonds, convertible bonds or medium-term notes upon a change of control of the Company.

Proposed resolution: Pursuant to article 556 of the Belgian Company Code, approve the provision granting to the holders of the bonds, convertible bonds or medium-term notes that the Company may issue within the 12 months following the ordinary shareholders meeting of May 2008, in one or several offerings and tranches, denominated either in US Dollars or in Euros, with a maturity or maturities not exceeding 30 years, for a maximum aggregate amount of EUR 1.5 billion, the right to obtain the redemption, or the right to require the repurchase, of such bonds or notes for an amount not in excess of 101% of the outstanding principal amount plus accrued and unpaid interest of such bonds or notes, in the event of a change of control of the Company, as would be provided in the terms and conditions relating to such bonds and/or notes. Any such bond or note issue would be disclosed through a press release, which would summarize the applicable change of control provision and mention the total amount of bonds and notes already issued by the Company that are subject to a change of control provision approved under this resolution.

12.	Powers of the Board of Directors with respect to acquisition of shares of the Company in the ordinary course of business.

Proposed resolution: Proposal to replace the fourth indent of article 10 of the articles of association with the following text:

“On May 22, 2008, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company's shares on Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of eighteen (18) months as from the date of the extraordinary general meeting of May 22, 2008 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.”

13.	Electronic register of registered securities.

Proposed resolution: Proposal to add the following indent after the third indent of article 12 of the articles of association:

“The register of registered shares, the register of registered subscription rights and the register of any registered bonds issued by the company are held in electronic form. The board of directors may decide to outsource the maintenance and administration of any electronic register to a third party. All entries in the registers, including transfers and conversions, can validly be made on the basis of documents or instructions which the transferor, transferee and/or holder of the securities, as applicable, may send electronically or by other means, and the company may accept and enter any transfer in the registers resulting from correspondence or other documents evidencing the consent of the transferor and the transferee.”

14.	Shareholdings’ disclosure.

14.1	Proposed resolution: Proposal to add the following two indents after the third indent of article 13 of the articles of association, the second indent proposed herebelow being in replacement of the current fourth indent of article 13:

“A disclosure is also required when, as a result of events changing the breakdown of voting right, the percentage of the voting rights attached to the voting right securities reaches, exceeds or falls below the thresholds provided for in the first and second paragraphs above, even when no acquisition or disposal of securities has occurred. A similar disclosure is also required when persons or legal entities enter into, modify or terminate an agreement of action in concert, when as result thereof, the percentage of the voting rights subject to the action in concert or the percentage of the voting right of one of the parties to the agreement of action in concert reaches, exceeds or falls below the thresholds mentioned in the first and second paragraphs above.

Disclosure statements relating to the acquisition or transfer of securities which are made pursuant to this article must be addressed to the Banking and Finance Commission and to the board of directors of the company at the latest the fourth trading day following the day on which (i) the person or legal entity learns of the acquisition or the disposal or the possibility of exercising voting rights, or, having regard to the circumstances, should have learned it, regardless of the date on which the acquisition, disposal or possibility of exercising voting rights takes effect, (ii) the person or legal entity is informed of the event changing the break down of voting rights, (iii) an agreement of action in concert is entered into, modified or terminated, or (iv) for securities acquired by succession, the succession is accepted by the heir, as the case may be, under the benefit of inventory.”

14.2	Proposed resolution: Proposal to add a new article 48 to the articles of association:

“Article 48 – Disclosure of significant shareholdings—The fourth and fifth paragraphs of article 13 of these articles, as they have been adopted by the shareholders meeting of May 22, 2008 will only apply beginning September 1, 2008, the date of the entering into force of the Law of May 2, 2007 on the disclosure of significant shareholdings. Until such date, any disclosure statements made pursuant to the first, second and third paragraphs of article 13 must be addressed to the Banking and Finance Commission and to the board of directors of the company at the latest on the second business day after the occurrence of the event giving rise to the notification or, in case of securities acquired by succession, within 30 days after such succession has been accepted, in accordance with the Law of 2 March 1989 on the disclosure of significant shareholding.”

15.	Use of electronic devices to vote at the general meeting.

Amendment of article 37, 4th indent of the articles of association.

Proposed resolution: Proposal to replace the fourth indent of article 37 of the articles of association with the following text:

“Votes are expressed by raising hands, by calling names or through electronic devices, unless otherwise decided by the shareholders meeting.”

16.	Powers.

Proposed resolution: Proposal to approve the following resolution:

“The extraordinary general meeting grants the powers to the board of directors, with the power to sub-delegate, to implement the decisions taken by the ordinary and extraordinary general meeting, to co-ordinate the text of the articles of association as a result of the abovementioned amendments, and to carry out all necessary or useful formalities to that effect. In addition, the extraordinary general meeting grants the powers to the board of directors, with the power to sub-delegate, to remove from time to time from the articles of association of the company any provision subject to a time limitation which has expired.”

ATTENDANCE FORMALITIES

Pursuant to Articles 32 and 33 of the articles of association, holders of securities must comply with the following formalities in order to attend the ordinary and extraordinary general meeting on May 22, 2008:

(i)	Owners of registered shares must return to the Board of Directors of the Company (c/o Mr. Pierre-François Leybaert (tel: +32 2 412 21 21), Delhaize Group SA, Square Marie Curie 40, 1070 Brussels, Belgium) by May 16, 2008 (close of business C.E.T.) the signed original of the enclosed attendance form evidencing their intent to attend the meeting.

(ii)	Owners of bearer shares must deposit their shares by May 16, 2008 (close of business C.E.T.) either at the registered office of the Company (Delhaize Group SA, Rue Osseghemstraat 53, 1080 Brussels, Belgium) or with a branch of ING Belgium. No later than May 16, 2008, ING Belgium will certify to the Company that bearer shares deposited with it will remain blocked through and including the date of the ordinary and extraordinary general meeting.

(iii)	Owners of shares held in dematerialized form must provide notice of their intent to exercise their rights at the meeting to a branch of ING Belgium by May 16, 2008 (close of business C.E.T.). No later than May 16, 2008, ING Belgium will certify to the Company that these shares will remain blocked through and including the date of the ordinary and extraordinary general meeting.

(iv)	Owners of securities are permitted to be represented by proxy holders at the ordinary and extraordinary general meeting. You will find attached the proxy in the form approved by the company and which must be used to be represented at the ordinary and extraordinary general meeting. Owners of bearer or dematerialized securities must return their signed original proxies by May 16, 2008 either to the Company (c/o Mr. Pierre-François Leybaert, Delhaize Group SA, Square Marie Curie 40, 1070 Brussels, Belgium) or to a branch of ING Belgium. Owners of registered securities must return their signed original proxies to the Company (at the above address) by May 16, 2008 (close of business C.E.T.). In each case, proxies may also be sent by fax to +32 2 412 85 68 by May 16, 2008 (close of business C.E.T.), provided that the signed original of such proxies be handed over to the Company at the latest immediately prior to the beginning of the general meeting. Failure to comply with these requirements will result in the Company not acknowledging the powers of the proxy holder.

(v)	Shareholders can vote by correspondence. You will find attached the form approved by the Company and which must be used to vote by correspondence at the ordinary and extraordinary general meeting. The signed original of the form for voting by correspondence must reach the Company (c/o Mr. Pierre-François Leybaert, Delhaize Group SA, Square Marie Curie 40, 1070 Brussels, Belgium) by May 16, 2008 at the above address. The owner of bearer or dematerialized shares who wishes to vote by correspondence must in addition comply with the deposit or immobilization formalities described respectively in items (ii) and (iii).

(vi)	Holders of convertible bonds or warrants issued by the Company may attend the meeting in an advisory capacity with respect to such bonds or warrants as provided by the Belgian Company Code, and are subject to the same attendance requirements as those applicable to shareholders.

In order to attend the meeting, individuals holding securities and proxy holders must prove their identity, and representatives of legal entities must hand over documents establishing their identity and their representation powers, in each case at the latest immediately prior to the beginning of the meeting.

You will find attached an information statement providing additional information on the items of the agenda, the annual report and the annual accounts of the Company, a comparison of the current version of the articles of association with the amended version as proposed to the meeting and the other documents referred to in items 1 to 4 of the agenda of the ordinary and extraordinary general meeting.

Yours sincerely,

Georges Jacobs
Chairman of the Board of Directors

P.S.:	If you wish to attend the ordinary and extraordinary general meeting, please return the enclosed attendance form duly completed.

Enclosures:

1.	Attendance form.

2.	Proxy in the form approved by the Company.

3.	Form approved by the Company for voting by correspondence.

4.	Information statement providing additional information on the agenda items.

5.	2007 annual report of the company.

6.	Non-consolidated annual accounts, management report of the Board of Directors and report of the statutory auditor on the non-consolidated annual accounts.

7.	Comparison of the current version of the articles of association with the amended version as proposed to the ordinary and extraordinary general meeting.

Annex 1 to

Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

ATTENDANCE FORM FOR REGISTERED SHAREHOLDERS

The undersigned:

First name	:

Family name	:

Address	:

or

Corporate name	:

Form of corporation	:

Registered office	:

hereby represented by (first name, family name and capacity) :

holder of              registered shares of Delhaize Group SA, with registered office at 1080 Brussels, rue Osseghem 53, registered with the Register of legal entities under number 0402.206.045,

hereby notifies the company of his/her/its intent to attend the ordinary and extraordinary general meeting of Delhaize Group that will take place on Thursday May 22, 2008 at 3:00 p.m. (C.E.T) at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium.

Signature:

Name:

Date:

Annex 2 to

Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

SHAREHOLDER PROXY

The undersigned:

First name	:

Family name	:

Address	:

or

Corporate name	:

Form of corporation	:

Registered office	:

holder of              shares of Delhaize Group SA, with registered office at 1080 Brussels, rue Osseghemstraat 53, Belgium, registered with the Register of legal entities under number 0402.206.045 (“Delhaize Group”), hereby represented by (*) (family name, first name and capacity)

who/which hereby declares and warrants to Delhaize Group to have full authority to execute this proxy on behalf of the undersigned,

hereby grants special powers to

in order to be represented at the ordinary and extraordinary general meeting of Delhaize Group that will take place on May 22, 2008 at 3.00 p.m. (C.E.T.) at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium, and vote on his/her/its behalf on all the items of the agenda in accordance with the following voting instructions. Items 1 through 11 of the agenda are items of the ordinary general meeting and items 12 through 16 of the agenda are items of the extraordinary general meeting.

*	This information must be provided, except where the represented shareholder is an individual who executes this proxy him/herself.

VOTING INSTRUCTION: (**)

Item 1 of the agenda does not require a vote			2) Item 2 of the agenda does not require a vote
3) Item 3 of the agenda does not require a vote			4) vote on proposed resolution 4
			-	vote in favor	( )
			-	vote against	( )
			-	abstain	( )
5) vote on proposed resolution 5			6) vote on proposed resolution 6
-	vote in favor	( )	-	vote in favor	( )
-	vote against	( )	-	vote against	( )
-	abstain	( )	-	abstain	( )
7) vote on proposed resolution 7.1			8) vote on proposed resolution 7.2
-	vote in favor	( )	-	vote in favor	( )
-	vote against	( )	-	vote against	( )
-	abstain	( )	-	abstain	( )
9) vote on proposed resolution 7.3			10) vote on proposed resolution 7.4
-	vote in favor	( )	-	vote in favor	( )
-	vote against	( )	-	vote against	( )
-	abstain	( )	-	abstain	( )
11) vote on proposed resolution 7.5			12) vote on proposed resolution 8.1
-	vote in favor	( )	-	vote in favor	( )
-	vote against	( )	-	vote against	( )
-	abstain	( )	-	abstain	( )
13) vote on proposed resolution 8.2			14) vote on proposed resolution 8.3
-	vote in favor	( )	-	vote in favor	( )
-	vote against	( )	-	vote against	( )
-	abstain	( )	-	abstain	( )
15) vote on proposed resolution 8.4			16) vote on proposed resolution 8.5
-	vote in favor	( )	-	vote in favor	( )
-	vote against	( )	-	vote against	( )
-	abstain	( )	-	abstain	( )
17) vote on proposed resolution 9			18) vote on proposed resolution 10
-	vote in favor	( )	-	vote in favor	( )
-	vote against	( )	-	vote against	( )
-	abstain	( )	-	abstain	( )
19) vote on proposed resolution 11			20) vote on proposed resolution 12
-	vote in favor	( )	-	vote in favor	( )
-	vote against	( )	-	vote against	( )
-	abstain	( )	-	abstain	( )
21) vote on proposed resolution 13			22) vote on proposed resolution 14.1
-	vote in favor	( )	-	vote in favor	( )
-	vote against	( )	-	vote against	( )
-	abstain	( )	-	abstain	( )
23) vote on proposed resolution 14.2			24) vote on proposed resolution 15
-	vote in favor	( )	-	vote in favor	( )
-	vote against	( )	-	vote against	( )
-	abstain	( )	-	abstain	( )
25) vote on proposed resolution 16
-	vote in favor	( )
-	vote against	( )
-	abstain	( )

**	Please mark your selection.

If the undersigned did not provide a voting instruction with respect to any proposed resolution, then:

(i)	the proxy holder will vote in favor of the proposed resolution; OR

(ii)	if the undersigned has crossed out item (i) immediately above, the proxy holder will vote in the best interest of the undersigned.

In addition, the proxy holder will be entitled to:

(i)	participate in all discussions at the meeting and vote, amend or reject any proposed resolution of the agenda on behalf of the undersigned; AND

(ii)	with respect to the above, execute all deeds, minutes, attendance list and, in general, do anything required.

This proxy is irrevocable. Holders of shares who granted a proxy may still attend the general meeting but will not be permitted to vote in person.

Owners of bearer or dematerialized securities must return their signed original proxies by May 16, 2008 either to Delhaize Group (c/o Mr. Pierre-François Leybaert, Delhaize Group SA, Square Marie Curie 40, 1070 Brussels, Belgium; tel: +32 2 412 21 21) or to a branch of ING Belgium. Owners of registered securities must return their signed original proxies to the Company (at the above address) by May 16, 2008 (close of business C.E.T.). In each case, proxies may also be sent by fax to +32 2 412 85 68 by May 16, 2008 (close of business C.E.T.), provided that the signed original of such proxies be handed over to the Company at the latest immediately prior to the beginning of the general meeting. Failure to comply with these requirements will result in the Company not acknowledging the powers of the proxy holder.

Signature:

Name:

Capacity:

Date:

Annex 3 to

Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

VOTE BY CORRESPONDENCE

The undersigned:

First name	:

Family name	:

Address	:

or

Corporate name	:

Form of corporation	:

Registered office	:

holder of shares of Delhaize Group SA, with registered office at 1080 Brussels, rue Osseghemstraat 53, Belgium, registered with the Register of legal entities under number 0402.206.045 (“Delhaize Group”), hereby represented by (*) (family name, first name and capacity)

who/which hereby declares and warrants to Delhaize Group to have full authority to execute this form on behalf of the undersigned,

hereby declares to vote as selected in the attached form with respect to the items of the agenda of the ordinary and extraordinary general meeting of Delhaize Group that will take place on May 22, 2008 at 3.00 p.m. (C.E.T.) at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Anderlecht.

The vote by correspondence is irrevocable. Holders of shares who voted by correspondence may still attend the general meeting but will not be permitted to vote in person or by proxy.

The signed original of this document and its attachment must be returned to Delhaize Group (c/o Mr. Pierre-François Leybaert, Delhaize Group SA, Square Marie Curie 40, 1070 Brussels, Belgium; tel: +32 2 412 21 21) by May 16, 2008. The owner of bearer or dematerialized shares who intend to vote by correspondence must also comply with the deposit or immobilization formalities described in the notice of the general meeting.

Signature:

Name:

Capacity:

Date:

*	This information must be provided, except where the voting shareholder is an individual who executes this document him/herself.

VOTE SELECTION (**)

Items 1 through 11 of the agenda are items of the ordinary general meeting and items 12 through 16 of the agenda are items of the extraordinary general meeting.

Item 1 of the agenda does not require a vote			2) Item 2 of the agenda does not require a vote
3) Item 3 of the agenda does not require a vote			4) vote on proposed resolution 4
			-	vote in favor	( )
			-	vote against	( )
			-	abstain	( )
5) vote on proposed resolution 5			6) vote on proposed resolution 6
-	vote in favor	( )	-	vote in favor	( )
-	vote against	( )	-	vote against	( )
-	abstain	( )	-	abstain	( )
7) vote on proposed resolution 7.1			8) vote on proposed resolution 7.2
-	vote in favor	( )	-	vote in favor	( )
-	vote against	( )	-	vote against	( )
-	abstain	( )	-	abstain	( )
9) vote on proposed resolution 7.3			10) vote on proposed resolution 7.4
-	vote in favor	( )	-	vote in favor	( )
-	vote against	( )	-	vote against	( )
-	abstain	( )	-	abstain	( )
11) vote on proposed resolution 7.5			12) vote on proposed resolution 8.1
-	vote in favor	( )	-	vote in favor	( )
-	vote against	( )	-	vote against	( )
-	abstain	( )	-	abstain	( )
13) vote on proposed resolution 8.2			14) vote on proposed resolution 8.3
-	vote in favor	( )	-	vote in favor	( )
-	vote against	( )	-	vote against	( )
-	abstain	( )	-	abstain	( )
15) vote on proposed resolution 8.4			16) vote on proposed resolution 8.5
-	vote in favor	( )	-	vote in favor	( )
-	vote against	( )	-	vote against	( )
-	abstain	( )	-	abstain	( )
17) vote on proposed resolution 9			18) vote on proposed resolution 10
-	vote in favor	( )	-	vote in favor	( )
-	vote against	( )	-	vote against	( )
-	abstain	( )	-	abstain	( )
19) vote on proposed resolution 11			20) vote on proposed resolution 12
-	vote in favor	( )	-	vote in favor	( )
-	vote against	( )	-	vote against	( )
-	abstain	( )	-	abstain	( )
21) vote on proposed resolution 13			22) vote on proposed resolution 14.1
-	vote in favor	( )	-	vote in favor	( )
-	vote against	( )	-	vote against	( )
-	abstain	( )	-	abstain	( )
23) vote on proposed resolution 14.2			24) vote on proposed resolution 15
-	vote in favor	( )	-	vote in favor	( )
-	vote against	( )	-	vote against	( )
-	abstain	( )	-	abstain	( )
25) vote on proposed resolution 16
-	vote in favor	( )
-	vote against	( )
-	abstain	( )

**	Please mark your selection. If the voting shareholder did not select a vote with respect to any item of the agenda, then the voting shareholder will be deemed to have voted in favor of such item.

Annex 4 to

Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

INFORMATION STATEMENT

Brussels, April 21, 2008

To the shareholders of Delhaize Group SA (the “Company”):

This letter provides information concerning the agenda of the ordinary and extraordinary general meeting of shareholders to be held on Thursday, May 22, 2008, at 3:00 p.m., local time, at the Corporate Support Office of the Company, square Marie Curie 40, 1070 Anderlecht, Brussels, Belgium.

At the ordinary and extraordinary general meeting, the Company’s shareholders will consider and vote on the items of the agenda as further detailed in this information statement. Proposals 12 to 16 were on the agenda of the extraordinary general meeting of shareholders to be held on April 25, 2008, at which the applicable quorum requirement will not been satisfied.

Belgian law does not require a quorum for the ordinary and extraordinary general meeting being held on May 22, 2008. Consequently, decisions at this ordinary and extraordinary meeting can be taken irrespective of the number of Delhaize Group shares represented at the meeting. Items 4 to 11 and 16 can be validly adopted subject to the approval of the majority of the votes cast. Items 13, 14 and 15 can be validly adopted subject to approval of 75% of the votes cast. Item 12 can be validly adopted subject to approval of 80% of the votes cast.

You can validly express the vote attached to your shares at the May 22, 2008 meeting by following the procedures specified in the notice of the ordinary and extraordinary general meeting, which has been published in the press. You are encouraged to read the notice, the annual report and the annual accounts of the Company, and a comparison of the current version of the articles of association with the amended version as proposed to the meeting, which can be downloaded from our web site at www.delhaizegroup.com and can be ordered from the Delhaize Group Investor Relations Department by calling +32 2 412 21 51. If you have questions regarding the proposals, please contact the Delhaize Group Investor Relations Department.

Pierre-Olivier Beckers
President and Chief Executive Officer

Delhaize Group SA/NV

Ordinary and Extraordinary General Meeting of Shareholders

May 22, 2008

Agenda

1.	Presentation of the Management Report of the Board of Directors for the Financial Year Ended December 31, 2007	3

2.	Presentation of the Report of the Statutory Auditor for the Financial Year Ended December 31, 2007	3

3.	Communication of the Consolidated Annual Accounts as of December 31, 2007	3

4.	Proposal to Approve the Non-Consolidated Annual Accounts as of December 31, 2007, including the Allocation of Available Profits, and Approve the Distribution of a Gross Dividend of EUR 1.44 per Ordinary Share	4

5.	Proposal to Discharge Liability of Directors for the Financial Year Ended December 31, 2007	5

6.	Proposal to Discharge Liability of Statutory Auditor for the Financial Year Ended December 31, 2007	5

7.	Renewal of Terms and Appointment of Directors	5

	7.1 Proposal to renew the term of Count Arnoud de Pret de Calesberg for a period of three years	5

	7.2 Proposal to renew the term of Mr. Jacques de Vaucleroy for a period of three years	6

	7.3 Proposal to renew the term of Mr. Hugh Farrington for a period of three years	6

	7.4 Proposal to renew the term of Baron Luc Vansteenkiste for a period of three years	6

	7.5 Proposal to appoint Mr. François Cornélis for a period of three years	6

8.	Proposals to Designate each of the Persons listed below as Independent Directors under Belgian Company Code	6

	8.1 Count Arnoud de Pret de Calesberg	7

	8.2 Mr. Jacques de Vaucleroy	7

	8.3 Mr. Hugh Farrington	8

	8.4 Baron Luc Vansteenkiste	8

	8.5 Mr. François Cornélis	8

9.	Renewal of the Statutory Auditor’s Mandate for a period of three years	8

10.	Proposal to Approve a Change of Control Clause in a Credit Facility	8

11.	Proposal to Approve an Early Redemption of Bonds, Convertible Bonds or Medium-Term Notes Upon a Change of Control over the Company	8

12.	Proposal to amend Article 10, 4th indent of the Company’s articles of association on the powers of the Board of Directors with respect to acquisition of Company shares	9

13.	Proposal to amend Article 12 of the Company’s articles of association with respect to the electronic register of registered securities	9

14.	Proposal to amend Article 13 and to add a new Article 48 to the Company’s articles of association with respect to the shareholdings’ disclosure	9

15.	Proposal to amend Article 37 of the Company’s articles of association with respect to the use of electronic devices to vote at the general meeting	10

16.	Power to implement the Proposals	10

Item (1)

Presentation of the Management Report of the Board of Directors

for the Financial Year Ended December 31, 2007

Annually the Board of Directors of the Company (the “Board”) prepares, according to Belgian law, a management report on the Company. No later than one month before the date of the ordinary general meeting, the Board provides the management report on the consolidated annual accounts and the management report on the non-consolidated annual accounts to the Company’s statutory auditor, Deloitte, Reviseurs d’Entreprises SC sfd SCRL.

As indicated in the consolidated annual report, the chapters Business Review, Financial Review, Notes to the Financial Statements and Corporate Governance contain the information required by the Belgian Company Code to be included in the management report of the Board on the consolidated annual accounts and constitute in the aggregate such management report.

The management reports of the Board will be presented to the shareholders at the ordinary and extraordinary general meeting.

No vote is required on the management reports.

Item (2)

Presentation of the Report of the Statutory Auditor

for the Financial Year Ended December 31, 2007

The statutory auditor is required to review the accounts and prepare a report on the annual accounts of the Company for the attention of the shareholders. The statutory auditor (i) expressed an unqualified opinion on the non-consolidated annual accounts and consolidated annual accounts of the Company for the financial year ended December 31, 2007, (ii) stated that the management reports of the Board include the information required by law and (iii) certified that the non-consolidated annual accounts and the consolidated annual accounts give a true and fair view on the situation of the Company. The report of the statutory auditor on the consolidated accounts is reproduced in the consolidated annual report on page 109. The consolidated annual report and the report of the statutory auditor on the non-consolidated annual accounts were sent together with the notice to the registered shareholders and are also available on the website of the Company (www.delhaizegroup.com) or upon request made to the Delhaize Group Investor Relations Department.

The reports of the statutory auditor will be presented to the shareholders at the ordinary and extraordinary general meeting.

No vote is required on the reports of the statutory auditor.

Item (3)

Communication of the Consolidated Annual Accounts

as of December 31, 2007

The consolidated annual accounts and the results of the Company as of December 31, 2007 will be presented and discussed at the ordinary and extraordinary general meeting.

No vote is required on the consolidated annual accounts as of December 31, 2007.

Item (4)

Proposal to Approve the Non-Consolidated Annual Accounts as of December 31, 2007,

including the Allocation of Available Profit, and

Approve the Distribution of a Gross Dividend of EUR 1.44 (one euro forty four cents) per Ordinary Share

The following allocation of the available profit of the Company will be proposed for shareholder approval at the ordinary and extraordinary general meeting:

Allocation of Profit	(in thousands of EUR)
Available profit from the financial year ended December 31, 2007	143,349

Profit carried forward from previous years	31,160

Total available profit	174,509

Profit to carry forward	(29,914)

Transfer to legal reserve	(191)

Gross dividend of EUR 1.44 per ordinary share	(144,404)

As indicated in the table above, at the ordinary and extraordinary general meeting, the Board will propose the payment of a gross dividend of EUR 1.44 per share. The aggregate amount of the gross dividend related to all the ordinary shares outstanding at the date of the adoption of the annual accounts by the Board, which was March 5, 2008, will therefore amount to EUR 144.4 million.

As a result of the conversion of convertible bonds and/or exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Company may issue new ordinary shares, coupon no. 46 attached, between the date of adoption of the annual accounts by the Board, which was March 5, 2008, and the date of their proposed approval by the ordinary and extraordinary general meeting of May 22, 2008.

The Board will communicate at the ordinary and extraordinary general meeting of May 22, 2008 the aggregate number of shares entitled to the 2007 dividend and will submit to this meeting the aggregate final amount of the dividend for approval. The non-consolidated annual accounts of 2007 will be modified accordingly. The maximum number of shares which could be issued between March 5, 2008, and May 22, 2008, assuming that all convertible bonds were to be converted and all vested warrants were to be exercised, is 4,712,132. This would result in an increase in the total amount to be distributed as dividend of EUR 6.8 million to a total of EUR 151.2 million and a corresponding decrease of the profit carried forward of EUR 6.8 million.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (5)

Proposal to Discharge Liability of the Directors for

the Financial Year Ended December 31, 2007

Under Belgian law, after approval of the non-consolidated annual accounts, the shareholders have to vote on the discharge of liability of directors.

Such discharge is valid only to the extent that the annual accounts submitted by the Board contain neither omission, nor false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the articles of association or the Belgian Company Code, is valid only if such actions have been mentioned in the notice of the ordinary and extraordinary general meeting, which is not the case.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (6)

Proposal to Discharge Liability of the Statutory Auditor for

the Financial Year Ended December 31, 2007

Under Belgian law, after approval of the non-consolidated annual accounts, the shareholders have to vote on the discharge of liability of the statutory auditor.

Such discharge is valid only to the extent that the annual accounts contain neither omission, nor false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the articles of association or the Belgian Company Code, is valid only if such actions have been mentioned in the notice of the ordinary and extraordinary general meeting, which is not the case.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (7)

Renewal of Terms and Appointment of Directors

Under Belgian law, directors are elected by majority vote at the ordinary general meeting for a term of up to six years. As of January 1, 1999, the Company set the length of director terms at a maximum of three years. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

The persons named below are nominated to serve on the Board for the terms proposed. Each nominee for director has indicated that he is willing and able to serve as a director if elected. Based on the advice of the Remuneration and Nomination Committee, the Board unanimously recommends that each shareholder vote FOR the election of each of the nominees named below as a director of the Company for the terms proposed.

7.1	Proposal to renew the term of Count Arnoud de Pret Roose de Calesberg as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2010.

Count Arnoud de Pret Roose de Calesberg (63). Arnoud de Pret Roose de Calesberg was from 1991 to 2000 a member of the Executive Committee and Chief Financial Officer of the Belgian metals company Umicore. Previously he was a member of the Executive Committee and Chief Financial Officer of the Belgian pharmaceutical company UCB. Currently, Arnoud de Pret is also a member of the Board of Directors of the brewery company Inbev, Umicore, SIBELCO and UCB. Arnoud de Pret holds a Commercial Engineer's degree from the Université Catholique de Louvain (UCL), Belgium.

7.2	Proposal to renew the term of Mr. Jacques de Vaucleroy as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2010.

Mr. Jacques de Vaucleroy (47). Mr. de Vaucleroy is a member of the Executive Board of ING Group and CEO of ING Insurance Europe. He has over 20 years of experience in the financial services sector. Mr. de Vaucleroy obtained a law degree (Université Catholique de Louvain, Belgium) and a Master in Business Law (Vrije Universiteit Brussel, Belgium).

7.3	Proposal to renew the term of Mr. Hugh Farrington as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2010.

Mr. Hugh Farrington (63) After a retail management career starting in 1968 at Hannaford, a U.S. subsidiary of Delhaize Group, Mr. Farrington served as President and Chief Executive Officer of Hannaford from 1992 to 2001. In 2000, he was appointed as Vice Chairman of Delhaize America, and in 2001, he became Executive Vice President of Delhaize Group and member of its Board of Directors. In 2003, Mr. Farrington left the Board of Directors and resigned from his executive functions within Delhaize Group. Mr. Farrington holds a Bacherlor’s degree from Dartmouth College, Hanover, New Hampshire and a Master of Arts in Teaching from the University of New Hampshire.

7.4	Proposal to renew the term of Baron Luc Vansteenkiste as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2010.

Baron Luc Vansteenkiste (60). Mr. Vansteenkiste is Chief Executive Officer of the Belgian foam production company Recticel. He is President of the Board of Directors of the Belgian photo-finishing company Spector Photo Group and of Telindus Group and a member of the Boards of the Belgian companies Sioen, Ter Beke Vleeswaren, Compagnie du Bois Sauvage and Fortis Bank. Mr. Vansteenkiste is Chairman of the Federation of Belgian Companies and Board member of Guberna (former Belgian Governance Institute). Mr. Vansteenkiste earned his degree in civil engineering at the Katholieke Universiteit Leuven, Belgium.

7.5	Proposal to appoint Mr. François Cornélis as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2010.

Mr. François Cornélis (58). Mr. Cornélis is since 2003 Vice Chairman of the Executive Committee of Total and President of its chemicals division. He joined PetroFina in 1973 and was appointed CEO and Managing Director of PetroFina in 1990. He became Vice Chairman of the Executive Committee and Senior Vice President, Petrochemicals, Paints and U.S. Operations of Totalfina in 1999, after the merger of Total and PetroFina. Mr. Cornélis is Chairman of the European Chemical Industry Council (CEFIC) and the Royal Automobile Club of Belgium, and member of the Global Advisory Council of The Conference Board and Chairman of the European Steering Committee. He is also Director of Sofina. Mr. Cornélis holds a degree in mechanical engineering from the Université Catholique de Louvain (UCL), Belgium.

Item (8)

Independence of Directors

All directors with the exception of Chief Executive Officer Pierre-Olivier Beckers have previously been determined by the shareholders to be independent under the criteria of the Belgian Company Code.

In the U.S., the Company is listed on the New York Stock Exchange (NYSE). Under the rules of the NYSE, listed companies that are foreign private issuers (such as the Company) are permitted to follow home country practices in lieu of the director independence requirements of the NYSE. Nonetheless, the Board considered in March 2008 all criteria applicable to the assessment of independence of directors under applicable Belgian Company Code, the Belgian Code on Corporate Governance and NYSE rules and determined that, in the absence of any intervening facts or circumstances, except for the Chief Executive Officer, all the directors of the Company and the nominees named under 8.1 to 8.5 below meet those independence criteria, it being understood that the Board believes that service as a non-executive director for more than three terms does not alone disqualify a director from being independent.

A summary of the guidelines used by the Board to determine director independence can be found in the appendix 1 to the Terms of Reference of the Board of Directors on page 20 of our Corporate Governance Charter, available on the Company’s website at www.delhaizegroup.com. The Board made its determination based on the rules applicable in Belgium and the U.S. based on information provided by all directors regarding their relationships with the Company.

The Board will propose at the ordinary and extraordinary general meeting of May 22, 2008 that the shareholders acknowledge that all directors proposed for appointment or renewal are independent within the meaning of the Belgian Company Code.

The proposed resolution only relates to the acknowledgment that the directors whose mandate is proposed to be renewed as well as the director whose appointment is proposed are meeting the independence criteria under the Belgian Company Code.

For directors to be independent within the meaning of the Belgian Company Code, the following conditions must be met:

•	A director cannot have a relationship with any company that is likely to impair his/her independence at any time.

•

Neither a director nor one of his/her immediate family members can at any time hold shares and/or ADRs representing, whether such shares and/or ADRs are held by such director alone or together with any of his/her immediate family members:

•	more than 10% of the capital of the Company, directly and/or indirectly through one or several companies controlled by such director; or

•

even less than 10% of the capital of the Company, if such director or any of his/her immediate family members is bound by any agreement or arrangement restricting either the transfer of such shares or ADRs or the exercise of any right pertaining to such shares or ADRs.

•

A director cannot qualify as an independent director of the Company if, during a period of two years preceding his/her appointment as an independent director, such person has held a position of director, member of the Executive Committee, CEO or officer of the Company or any of its affiliated companies. This requirement does not apply to the renewal of the mandate of independent directors of the Company.

•

A director cannot qualify as an independent director if any of the immediate family members of such director hold at any time a position of director, member of the Executive Committee, CEO or officer of the Company or any of its affiliated companies.

The Board unanimously recommends that the shareholders acknowledge that the directors whose mandate is proposed to be renewed as well as the director whose appointment is proposed meet the independence criteria under the Belgian Company Code and vote FOR the following proposals:

8.1	Proposal to acknowledge that Count Arnoud de Pret Roose de Calesberg satisfies the requirements of independence of the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director.

Count Arnoud de Pret Roose de Calesberg’s biographical information is provided above.

8.2	Proposal to acknowledge that Mr. Jacques de Vaucleroy satisfies the requirements of independence of the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director.

Jacques de Vaucleroy’s biographical information is provided above.

8.3	Proposal to acknowledge that Mr. Hugh Farrington satisfies the requirements of independence of the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director.

Hugh Farrington’s biographical information is provided above.

8.4	Proposal to acknowledge that Baron Luc Vansteenkiste satisfies the requirements of independence of the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director.

Baron Luc Vansteenkiste’s biographical information is provided above.

8.5	Proposal to acknowledge that Mr. François Cornélis satisfies the requirements of independence of the Belgian Company Code for the assessment of independence of directors, and appoint him as independent director.

François Cornélis’ biographical information is provided above.

Item (9)

Renewal of the Statutory Auditor’s Mandate

Under Belgian law, the statutory auditor is elected by majority vote at the ordinary general meeting for a term of up to three years.

The Board proposes to renew the mandate of Deloitte Bedrijfsrevisoren / Reviseurs d’Entreprises S.C. s.f.d. S.C.R.L., avenue Louise 240, 1050 Brussels, as statutory auditor, represented by Mr. Philip Maeyaert, auditor or, in the event of inability of the latter, by any other partner of the statutory auditor agreed upon by the Company, for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2010, and approve the yearly audit fees of the statutory auditor amounting to EUR 690,880.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (10)

Proposal to Approve a Change of Control Clause in a Credit Facility

A $500,000,000 5-year revolving credit facility was concluded on 21 May 2007 by, among others, Delhaize Group SA, Delhaize America, Inc., JP Morgan Chase Bank, N.A., and the Lenders under such credit facility (the “Agreement”). In accordance with market practice, a change in control over Delhaize Group SA constitutes an “Event of Default” under the Agreement. In order to be enforceable, article 556 of the Belgian Company Code requires that such change of control provision be approved by the shareholders.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Item (11)

Proposal to Approve an Early Redemption of Bonds, Convertible Bonds or

Medium-Term Notes Upon a Change of Control of Delhaize Group

In its normal course of business, the Company may issue bonds, convertible bonds or medium-term notes in one or several offerings and tranches, within 12 months from the ordinary shareholders meeting of May 2008. The maximum principal amount of such bonds and notes would be EUR 1.5 billion. The proceeds from such bonds and notes would be used for seasonal and operational needs, to invest in the growth of the business and/or to refinance existing debt. Such bonds and notes may be denominated in Euros and/or in US dollars and have different maturities which would not exceed 30 years. Interest rates would be based on the then prevailing market conditions and may include fixed and floating interest rates.

Market practice is to include provisions granting the holders of bonds and notes the right to early repayment for an amount not in excess of 101% of the aggregate principal amount, plus any accrued and unpaid interest, in the event of a change of control over the Company. In order to be enforceable, article 556 of the Belgian Company Code requires that such change of control provision be approved by the shareholders. Any such bond or note issue would be disclosed through a press release, which would summarize the applicable change of control provision and mention the total amount of bonds and notes already issued by the Company that are subject to a change of control provision approved under this resolution.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Item (12)

Amendment to Article 10, 4th Indent of the Articles of Association

The Board is authorized under Article 10 of the Company’s articles of association, for a period of 18 months expiring on November 24, 2008, to purchase, in the ordinary course of business, on behalf of the Company, a maximum of ten percent (10%) of the outstanding Delhaize Group ordinary shares at a per share purchase price no less than one Euro (Euro 1) and at a maximum unit price not higher than twenty percent (20%) above the highest stock market closing price of the Company's shares on Euronext Brussels during the twenty trading days preceding such share purchase. The Board could make such purchases, on behalf of the Company, for instance for investment purposes or to cover exercises under equity-based compensation plans for employees of the Company or its subsidiaries. Under Article 10, such purchases may also be made by one or more direct subsidiaries of the Company. All such purchases count toward the ten percent maximum.

The Board proposes that the shareholders approve an amendment to Article 10, fourth indent of the Company’s articles of association, which grants authority to the Board to purchase in the ordinary course of business, on behalf of the Company, a maximum of ten percent (10%) of the outstanding Delhaize Group ordinary shares for a new period of eighteen months beginning on the date of shareholders' approval at a per share purchase price no less than one Euro (Euro 1) and no greater than twenty percent (20%) above the highest stock market closing price of the Company's shares on Euronext Brussels during the twenty trading days preceding such share purchase.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Item (13)

Amendment to Article 12 of the Articles of Association

The Board proposes that the shareholders approve the addition of a fourth indent to Article 12 of the Company’s articles of association which allows the Company to hold the register of its registered securities in electronic form and to outsource the maintenance and administration of any electronic register to a third party.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Item (14)

Amendment to Article 13 and Addition of a new Article 48 of the articles of Association

The Board proposes that the shareholders approve the addition of two indents after the third indent of article 13 of the articles of association (the second indent proposed being in replacement of the current fourth indent of article 13) in order to adapt the articles of association to the new Belgian legislation on disclosure of significant shareholdings. The changes proposed to article 13 relate to the modifications of the events giving rise to the disclosure obligation and the time period to make the disclosure notification.

Since the new legislation will not enter into force until September 1, 2008, the Board also proposes that the shareholders approve the insertion of a new article 48 in the articles of association, which shall provide that the changes to article 13 shall not enter into force until September 1, 2008.

The Board of Directors unanimously recommends that the shareholders vote FOR these proposals.

Item (15)

Amendment to Article 37 of the Articles of Association

Article 37, fourth indent of the Company’s articles of association currently provides that votes are expressed at any general meeting by raising hands or by calling names. The Board proposes that the shareholders approve an amendment to the fourth indent to Article 37 of the Company’s articles of association which would allow shareholders of the Company physically attending a general meeting to express their votes through electronic devices.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Item (16)

Powers to Implement the Proposals

The Board proposes that the shareholders grant the powers to the Board, with the power to sub-delegate, to implement the proposals approved by the shareholders, to co-ordinate the text of the articles of association, and to remove from time to time from the articles of association of the company any provision subject to a time limitation which has expired and to carry out all necessary or useful formalities to that effect.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Annex 6 to

Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

Comparison of the current version of the Articles of Association (translated)

with the amended version as proposed to the ordinary and extraordinary general meeting that will be held on May 22, 2008

ARTICLE TEN – ACQUISITION, PLEDGE AND TRANSFER OF OWN SHARES

Current version of article 10 of the articles of association:	If the proposal is approved, article 10 of the articles of association will read as follows:

The company may acquire or hold in pledge its own shares in compliance with legal provisions in force. The board of directors is authorized to transfer through public or private transactions the shares that the company acquired, under conditions determined by the board of directors, without the prior approval of the shareholders meeting, in compliance with legal provisions in force.	The company may acquire or hold in pledge its own shares in compliance with legal provisions in force. The board of directors is authorized to transfer through public or private transactions the shares that the company acquired, under conditions determined by the board of directors, without the prior approval of the shareholders meeting, in compliance with legal provisions in force.

On May 26, 2005, the extraordinary shareholders meeting authorized the board of directors to acquire and transfer company’s shares when such acquisition or transfer is necessary in order to prevent serious and imminent damage to the company. Such authorizations are granted for a period of three years as from the date of publication of these authorizations in the Appendix of the Official Gazette.

On May 26, 2005, the extraordinary shareholders meeting authorized the board of directors to acquire and transfer company’s shares when such acquisition or transfer is necessary in order to prevent serious and imminent damage to the company. Such authorizations are granted for a period of three years as from the date of publication of these authorizations in the Appendix of the Official Gazette.

The above-mentioned authorizations also relate to acquisitions and transfers of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries, and are renewable in compliance with legal provisions in force.	The above-mentioned authorizations also relate to acquisitions and transfers of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries, and are renewable in compliance with legal provisions in force.

In addition, on May 24, 2007, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s shares on Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of eighteen (18) months as from the date of the extraordinary general meeting of May 24, 2007 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.	On May 22, 2008, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s shares on Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of eighteen (18) months as from the date of the extraordinary general meeting of May 22, 2008 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.

ARTICLE TWELVE – NATURE OF THE SECURITIES

Current version of article 12 of the articles of association:	If the proposal is approved, article 12 of the articles of association will read as follows:

Securities are in bearer, registered or dematerialized form. Securities that are not entirely paid up shall remain in registered form.	Securities are in bearer, registered or dematerialized form. Securities that are not entirely paid up shall remain in registered form.

Holders of securities may request at their expense the conversion of securities to registered form at any time or to dematerialized form at any time as of January 1, 2008.	Holders of securities may request at their expense the conversion of securities to registered form at any time or to dematerialized form at any time as of January 1, 2008.

Bearer securities deposited in a securities account as of January 1, 2008 will be automatically converted to dematerialized form as from that date. Bearer securities that are held in physical form on January 1, 2008 and are subsequently deposited in a securities account at a later date shall be automatically converted to dematerialized form at such later date. Bearer securities that shall not have been deposited in a securities account shall be converted at the choice of their holder to registered or dematerialized form by December 31, 2013.	Bearer securities deposited in a securities account as of January 1, 2008 will be automatically converted to dematerialized form as from that date. Bearer securities that are held in physical form on January 1, 2008 and are subsequently deposited in a securities account at a later date shall be automatically converted to dematerialized form at such later date. Bearer securities that shall not have been deposited in a securities account shall be converted at the choice of their holder to registered or dematerialized form by December 31, 2013.

The register of registered shares, the register of registered subscription rights and the register of any registered bonds issued by the company are held in electronic form. The board of directors may decide to outsource the maintenance and administration of any electronic register to a third party. All entries in the registers, including transfers and conversions, can validly be made on the basis of documents or instructions which the transferor, transferee and/or holder of the securities, as applicable, may send electronically or by other means, and the company may accept and enter any transfer in the registers resulting from correspondence or other documents evidencing the consent of the transferor and the transferee.
ARTICLE THIRTEEN – SHAREHOLDINGS DISCLOSURES
Current version of article 13 of the articles of association:	If the proposal is approved, article 13 of the articles of association will read as follows:

Any person or legal entity, which owns or acquires securities of the company granting voting right, whether representing the share capital or not, must disclose to the company and to the Banking and Finance Commission, in compliance with legal provisions in force, the number of securities that such person or legal entity owns, alone or jointly with one or several other persons or legal entities, when the voting rights attached to such securities amount to three (3,-) per cent or more of the total of the voting rights existing when the situation triggering the disclosure obligation occurs.	Any person or legal entity, which owns or acquires securities of the company granting voting right, whether representing the share capital or not, must disclose to the company and to the Banking and Finance Commission, in compliance with legal provisions in force, the number of securities that such person or legal entity owns, alone or jointly with one or several other persons or legal entities, when the voting rights attached to such securities amount to three (3,-) per cent or more of the total of the voting rights existing when the situation triggering the disclosure obligation occurs.

Such person or legal entity must also do so in the event of a	Such person or legal entity must also do so in the event of a

2

transfer, or an additional acquisition, of securities referred to in the preceding paragraph when, after such transaction, the voting rights attached to securities that it owns amount to five (5,-) per cent, ten (10,-) per cent, and so on by blocks of five (5,-) per cent of the total of the voting rights existing when the situation triggering the disclosure obligation occurs, or when the voting rights attached to securities that it owns fall below one of those thresholds or below the threshold referred to in the preceding paragraph.	transfer, or an additional acquisition, of securities referred to in the preceding paragraph when, after such transaction, the voting rights attached to securities that it owns amount to five (5,-) per cent, ten (10,-) per cent, and so on by blocks of five (5,-) per cent of the total of the voting rights existing when the situation triggering the disclosure obligation occurs, or when the voting rights attached to securities that it owns fall below one of those thresholds or below the threshold referred to in the preceding paragraph.

Any person or legal entity which acquires or transfers, alone or jointly, the direct or indirect control of a corporation which owns three (3,-) per cent at least of the voting rights of the company must disclose such acquisition or transfer to the company and to the Banking and Finance Commission in compliance with legal provisions in force.	Any person or legal entity which acquires or transfers, alone or jointly, the direct or indirect control of a corporation which owns three (3,-) per cent at least of the voting rights of the company must disclose such acquisition or transfer to the company and to the Banking and Finance Commission in compliance with legal provisions in force.

Disclosure statements relating to the acquisition or transfer of securities, which are made in compliance with this article, must be addressed to the Banking and Finance Commission and to the board of directors of the company at the latest the second business day after the occurrence of the triggering event. The number of securities acquired by succession must only be disclosed thirty days after such succession has been accepted, under the benefit of inventory as the case may be.	A disclosure is also required when, as a result of events changing the breakdown of voting rights, the percentage of the voting rights attached to the voting right securities reaches, exceeds or falls below the thresholds provided for in the first and second paragraphs above, even when no acquisition or disposal of securities has occurred. A similar disclosure is also required when persons or legal entities enter into, modify or terminate an agreement of action in concert, when as result thereof, the percentage of the voting rights subject to the action in concert or the percentage of the voting rights of one of the parties to the agreement of action in concert reaches, exceeds or falls below the thresholds mentioned in the first and second paragraphs above.

Disclosure statements relating to the acquisition or transfer of securities which are made pursuant to this article must be addressed to the Banking and Finance Commission and to the board of directors of the company at the latest the fourth trading day following the day on which (i) the person or legal entity learns of the acquisition or the disposal or the possibility of exercising voting rights, or, having regard to the circumstances, should have learned it, regardless of the date on which the acquisition, disposal or possibility of exercising voting rights takes effect, (ii) the person or legal entity is informed of the event changing the break down of voting rights, (iii) an agreement of action in concert is entered into, modified or terminated, or (iv) for securities acquired by succession, the succession is accepted by the heir, as the case may be, under the benefit of inventory.

Unless otherwise provided by legal provisions in force, no one will be allowed to vote at the shareholders meeting a number of securities greater than the number validly disclosed at the latest twenty days before such meeting, in compliance with legal provisions in force and with these articles of association, it being understood that a shareholder will in any event be allowed to vote a number of securities that does not exceed three (3,-) per cent of the	Unless otherwise provided by legal provisions in force, no one will be allowed to vote at the shareholders meeting a number of securities greater than the number validly disclosed at the latest twenty days before such meeting, in compliance with legal provisions in force and with these articles of association, it being understood that a shareholder will in any event be allowed to vote a number of securities that does not exceed three (3,-) per cent of the

3

total of the voting rights existing on the day of the shareholders meeting or which is between two successive thresholds.	total of the voting rights existing on the day of the shareholders meeting or which is between two successive thresholds.
ARTICLE THIRTY-SEVEN – VOTES
Current version of article 37 of the articles of association:	If the proposal is approved, article 37 of the articles of association will read as follows:

The meeting may not vote on items that were not mentioned on the agenda.	The meeting may not vote on items that were not mentioned on the agenda.

Unless otherwise provided by legal provisions in force, decisions are adopted by a majority vote, irrespective of the number of securities present or represented at the meeting.	Unless otherwise provided by legal provisions in force, decisions are adopted by a majority vote, irrespective of the number of securities present or represented at the meeting.

With respect to the appointment of directors or auditors, if no candidate is elected by a majority vote, a second ballot is organized between the two candidates who obtained the highest number of votes. In case of a tie in the second ballot, the eldest candidate is elected.	With respect to the appointment of directors or auditors, if no candidate is elected by a majority vote, a second ballot is organized between the two candidates who obtained the highest number of votes. In case of a tie in the second ballot, the eldest candidate is elected.

Votes are expressed by raising hands or by calling names, unless otherwise decided by the majority of the shareholders.	Votes are expressed by raising hands, by calling names or through electronic devices, unless otherwise decided by the shareholders meeting.

Any shareholder may vote in writing at any shareholders meeting, by using a form to be provided by the company mentioning (i) the name and address or registered seat of the shareholder, (ii) the number of shares which the shareholder will vote, and (iii) the indication, for each point on the agenda, of the vote of the shareholder. Shares shall be taken into account for the vote and the computation of the quorum only if the form is received by the company at least four business days prior to the meeting. Any shareholder who votes in writing must comply with the deposit obligations referred to in article 32.	Any shareholder may vote in writing at any shareholders meeting, by using a form to be provided by the company mentioning (i) the name and address or registered seat of the shareholder, (ii) the number of shares which the shareholder will vote, and (iii) the indication, for each point on the agenda, of the vote of the shareholder. Shares shall be taken into account for the vote and the computation of the quorum only if the form is received by the company at least four business days prior to the meeting. Any shareholder who votes in writing must comply with the deposit obligations referred to in article 32.

An attendance list, that indicates the name of each shareholder and the number of securities it owns, is signed by each shareholder or its proxy holder before the meeting starts.	An attendance list, that indicates the name of each shareholder and the number of securities it owns, is signed by each shareholder or its proxy holder before the meeting starts.
ARTICLE FOURTY-EIGHT – DISCLOSURE OF SIGNIFICANT SHAREHOLDINGS
Current version of article 48 of the articles of association:	If the proposal is approved, article 48 of the articles of association will read as follows:

N/A	Disclosure of significant shareholdings - The fourth and fifth paragraphs of article 13 of these articles, as they have been adopted by the shareholders meeting of May 22, 2008 will only apply beginning September 1, 2008, the date of the entering into force of the Law of May 2, 2007 on the disclosure of significant shareholdings. Until such date, any disclosure statements made pursuant to the first, second and third paragraphs of article 13 must be addressed to the Banking and Finance Commission and to the board of directors of the company at the latest on the second business day after the occurrence of the event giving rise to

4

the notification or, in case of securities acquired by succession, within 30 days after such succession has been accepted, in accordance with the Law of 2 March 1989 on the disclosure of significant shareholding.

5